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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
[redacted]

08027815

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67365

RECD S.E.C.
FEB 29 2008
803

104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SYMMETRY PARTNERS, LLC

OFFICIAL USE ONLY

FIRM ID. NO.
141169

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13 CHESTNUT STREET
(No. and Street)

BOSTON (CITY) MA (state) 02108 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN MCGILLIAN, Manager 617-227-8116 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:
XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, John McGillian swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Symmetry Partners LLC, as of December 31, 2007 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRES.
Title

Marie B Croake
Notary Public

MARIE B CROAKE
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES 4/20/12

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (K) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m)A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5(e)(3).*

CERTIFIED PUBLIC ACCOUNTANT CPA

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

To the Members
Symmetry Partners, LLC
Boston, Massachusetts

In planning and performing my audit of the financial statements of Symmetry Partners, LLC for the year ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
January 29, 2008

SYMMETRY PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31,2007

Contents

*****

***

*

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

To the Members
Symmetry Partners, LLC,
13 Chestnut Street
Boston, MA 02108

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying statement of financial condition of Symmetry Partners, LLC (the "Company") as of December 31, 2007 and the related statements of income, members equity, and cash flows from inception to the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Symmetry Partners, LLC as of December 31, 2007 and the results of its operations, and cash flows from inception to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying Schedules I and II are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 29, 2008

Harvey Karll CPA, P.C.

Symmetry Partners, LLC
Statement of Financial Condition
December 31, 2007

Assets

Cash and Cash Equivalents	$ 81,996
Fees Receivable	33,291
	$115,287

Liabilities and Members Equity

Liabilities:	
Accrued Expenses	$ 6,200
Due to Parent	4,800
	11,000
Members Equity:	
Members Capital	104,287
	$115,287

(See Accountant's Report & Accompanying Notes)

Symmetry Partners, LLC
Income Statement
Inception to December 31, 2007

Income	
Interest Income	$ 6,410
Fees	64,644
FINRA	35,000
	106,054
Expenses	
Accounting & Auditing	5,000
Communications	5,183
Compliance	39,409
Licences and Fees	1,071
Office Expenses	307
Rent	48,600
Utilities	4,800
Total Operating Expenses	104,370
Net Income (Loss)	$ 1,684

(See Accountant's Report & Accompanying Notes)

SYMMETRY PARTNERS, LLC
Statement of Changes in Members Equity
Inception to December 31, 2007

Balance, January 1, 2006	$	0
Net Income (Loss)		1,684
Members Contributions		102,603
Balance, December 31, 2007	$	104,286

(See Accountant's Report & Accompanying Notes)

SYMMETRY PARTNERS, LLC
Statement of Cash Flows
Inception to December 31, 2007

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 1,684	
Adjustments		
Add:		
Accrued Expenses	6,200	
Due to Parent	4,800	
Less:		
Fees Receivable	(33,291)	
Cash from Operations		(20,607)
Cash Flows - Invested		
Investing Cash Flows		0
Cash Flows - Financing		
Member Contributions	102,603	
Financing Cash Flows		102,603
Cash Increase (Decrease)		81,996
Cash - Beginning of Year		
Total Beginning of Year		0
Cash on Statement Date		$ 81,996

(See Accountant's Report & Accompanying Notes)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Symmetry Partners, LLC was formed on February 7, 2002 in the State of Delaware as a limited liability corporation. The Company became a registered broker-dealer under the provisions of the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers ("NASD"), now known as FINRA. The Company provides services on behalf of clients for the purchase and/or sale of securities and private placements.

Method of Accounting

The company uses the accrual method of accounting for both financial and tax accounting purposes.

Concentration of Credit Risk

The company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2007 the company had nothing in excess of the FDIC insured limits. The company has not experienced any losses in such accounts.

Receivables

Accounts receivable represent amounts due from customers as per the arrangements outlined in the related engagement contract. No allowance has been provided for on accounts receivable because management believes all amounts are collectible.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Fair Values of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate current fair value. Financial instruments consist principally of cash, receivables, and payables.

Income Taxes

The Company is recognized as a partnership for income tax purposes under the provisions of the Internal Revenue Code for Limited Liability Companies. As a result, income and losses of the Company are passed through to its members for income tax reporting purposes. Accordingly, no provision has been made for federal or state income taxes.

Cash and Cash -Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of 90 days or less to be cash equivalents.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2007, the Company had net capital, as defined, of $69,356 which exceeded the required net capital by $64,356. At December 31, 2007, the Company had a ratio of aggregate indebtedness to net capital of 0.16 to 1.

4.CONCENTRATIONS

The Company received 100% of its revenue from one customer for the year ended December 31, 2007.

SYMMETRY PARTNERS, LLC
Notes to Financial Statements
Year Ended December 31, 2007

5. RELATED PARTY TRANSACTIONS

Under an Expense Agreement between the company and it's sole member, the company pays $2,700 monthly rent and $400 for monthly utilities. At December 31, 2007, $4,800 for 2007 utilities was unpaid.

6. REVENUE RECOGNITION

The company receives a stated fee as a percent of the funds raised and percentage performance fees.

SUPPLEMENTARY INFORMATION

SYMMETRY PARTNERS, LLC
Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2007

Schedule I

		Audited Net Capital 2007
Members Equity		$ 104,287
Nonallowable assets:		
Fees Receivable	33,291	
Total nonallowable assets		33,291
Net Capital Before Haicuts		70,996
Haircuts 2% on Money Market		1,640
Net Capital		69,356
Minimum Net Capital Required		5,000
Excess Net Capital		64,356
Aggregate Indebtedness		11,000
Ratio of aggregate indebtedness to net capital		0.16 to 1.0

No material differences existed between the audited net capital computation and the unaudited computation provided by the Company as of December 31, 2007.

(See Accountant's Report & Accompanying Notes)

Symmetry Partners, LLC
Reconciliation of Audited vs Unaudited Net Capital
As of December 31, 2007

Schedule II

Net Capital-As reported in part IIA Focus	$ 74,356
Year end accruals	(5,000)
Net Capital, As Above	$ 69,356

(See Accountant's Report & Accompanying Notes)

Schedule III

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Symmetry Partners, LLC as of 12/31/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

A. (k) (1)—Limited business (mutual funds and/or variable annuities only)	______	4550
B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained	______	4560
C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis	X	4570

Name of clearing firm(s) Clearing Firm SEC#s	Name	Product Code
8-______ [4335A]	First Southwest Company [4335A2]	______ [4335B]
8-______ [4335C]	______ [4335C2]	______ [4335D]
8-______ [4335E]	______ [4335E2]	______ [4335F]
8-______ [4335G]	______ [4335G2]	______ [4335H]
8-______ [4335I]	______ [4335I2]	______ [4335I]

D. (k) (3) Exempted by order of the Commission ______ 4580

END

See Accountant's Report and Accompanying Notes